UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SYNERGY CHC CORP.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

87165D 109

(CUSIP Number)

Michel Loustric

The Business Center, Upton, St Michael BB11103 Barbados

(246) 622-1975

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

AUGUST 9, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87165D 109	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Knight Therapeutics (Barbados) Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Barbados

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,923,768[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 17,645,812
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,645,812
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 87165D 109	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

N/A

Item 2.  Identity and Background.

N/A

Item 3.  Source or Amount of Funds or Other Consideration.

N/A

Item 4.  Purpose of Transaction.

Item 4 is hereby amended to add the following:

Voting power with respect to 8,722,044 shares beneficially owned by the Reporting Person has been appointed to Jack Ross in accordance with the Revised Irrevocable Proxy to Vote Stock of Synergy CHC Corp dated August 9, 2017.

Item 5.  Interest in Securities of the Issuer.

(a)	Amount beneficially owned: 17,645,812 which represents 19.8% of the class

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 8,923,768[1]

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 17,645,812

	(iv)	Shared power to dispose or to direct the disposition of: 0

(c)	N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4.

Item 7.  Material to Be Filed as Exhibits.

N/A

1The Reporting Person has voting power with respect to 8,923,768 shares. Voting power with respect to 8,722,044 shares beneficially owned by the Reporting Person has been appointed to Jack Ross in accordance with the Revised Irrevocable Proxy to Vote Stock of Synergy CHC Corp dated August 9, 2017.

CUSIP No. 87165D 109	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

/s/ Michel Loustric
Insert Name

President
Insert Title

08/16/2017
Insert Date